Exhibit 99.5

The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. You are strongly urged to read the accompanying Management Information Circular before completing this Letter of Transmittal. The Depositary or your broker or other financial advisor will assist you in completing this Letter of Transmittal. All deposits under this Letter of Transmittal are irrevocable and may not be withdrawn.

THIS LETTER OF TRANSMITTAL IS FOR DEPOSITING YOUR GSV SHARES (AS DEFINED BELOW) IN CONNECTION WITH A PROPOSED PLAN OF ARRANGEMENT INVOLVING GOLD STANDARD VENTURES CORP. AND ORLA MINING LTD.

SHAREHOLDERS WHOSE GSV SHARES ARE REGISTERED IN THE NAME OF AN INTERMEDIARY (SUCH AS A BROKER, INVESTMENT DEALER, BANK, TRUST COMPANY OR OTHER INTERMEDIARY) SHOULD NOT USE THIS LETTER OF TRANSMITTAL BUT RATHER SHOULD CONTACT THAT INTERMEDIARY FOR INSTRUCTIONS AND ASSISTANCE IN DEPOSITING THOSE GSV SHARES IN ACCORDANCE WITH THE TERMS OF THE ARRANGEMENT (AS DEFINED BELOW).

IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN. THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY IN ORDER TO DEPOSIT YOUR GSV SHARES IN CONNECTION WITH THE ARRANGEMENT.

LETTER OF TRANSMITTAL
to accompany certificates or DRS advices
for common shares of

GOLD STANDARD VENTURES CORP.

This Letter of Transmittal, properly completed and duly executed by a registered holder (a “Shareholder”) of common shares (“GSV Shares”) of Gold Standard Ventures Corp. (“GSV”), together with all other required documents, must accompany certificates and any statements/advices prepared by Computershare Investor Services Inc. (the “Depositary”) pursuant to the direct registration system (“DRS”) representing GSV Shares deposited in connection with the proposed arrangement (the “Arrangement”) involving GSV and Orla Mining Ltd. (“Orla”), that is being submitted for approval at the special meeting of securityholders of GSV to be held on August 9, 2022, as may be adjourned or postponed (the “Meeting”) as described in a management information circular dated July 6, 2022 (the “Circular”). Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular.

Under the terms of the arrangement agreement between GSV and Orla dated June 12, 2022 (the “Arrangement Agreement”), each Shareholder will receive, in exchange for each GSV Share held: (i) 0.1193 of a common share (“Orla Shares”) in the capital of Orla (the “Share Consideration”); and (ii) C$0.0001 in cash (the “Cash Consideration”), less any applicable withholdings. The Cash Consideration and the Share Consideration are together referred to herein as the “Consideration”.

Shareholders who are Eligible Holders may elect pursuant to section 85 of the Tax Act (and any corresponding provisions of any applicable provincial tax legislation) to defer some or all of the capital gain they would otherwise realize on the exchange of GSV Shares. Please refer to the Circular for details and Box F of this Letter of Transmittal.

No fractional Orla Shares will be issued to any Shareholder in connection with the Arrangement. The number of Orla Shares to be issued to any Shareholder shall be rounded down to the nearest whole Orla Share. If the aggregate Cash Consideration a Shareholder is entitled to receive pursuant to the Arrangement would otherwise include a fraction of C$0.01, then the aggregate cash amount such Shareholder shall be entitled to receive shall be rounded up to the nearest whole C$0.01. Shareholders should refer to the full text of the plan of arrangement (the “Plan of Arrangement”) which is appended to the Circular as Appendix A.

In order to receive the Consideration under the Arrangement, Shareholders are required to deposit the certificate(s) or DRS advice(s) representing the GSV Shares held by them with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificates or DRS advices for GSV Shares deposited in exchange for the applicable Consideration pursuant to the Arrangement. If you are a U.S. Person (as defined in Instruction 8, “IRS W-9 –U.S. Shareholders”), you must also complete the IRS Form W-9 set forth on page 12 (see Instruction 8, “IRS Form W-9 – U.S. Shareholders”).

The Cash Consideration will be received by registered Shareholders, as applicable, in Canadian dollars in accordance with the terms of the Arrangement Agreement.

As of the date that the Arrangement becomes effective (the “Effective Date”), you will cease to be a shareholder of GSV and will only be entitled to receive the appropriate number of Orla Shares and cash to which you are entitled under the Arrangement upon delivery of all required documents to the Depositary.

TO:	GOLD STANDARD VENTURES CORP.

AND TO:	ORLA MINING LTD.

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. at its offices set out herein.

Please read the Circular and the instructions set out below carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute valid delivery. If GSV Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner. See Instruction 2.

The Depositary, or your broker or other financial advisor, can assist you in completing this Letter of Transmittal (see the back page of this document for addresses and telephone numbers of the Depositary). Persons whose GSV Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should immediately contact such registered holder for assistance.

In connection with the Arrangement being considered for approval at the Meeting, the undersigned delivers to you the enclosed certificate(s) and/or DRS advice(s) for GSV Shares. The following are the details of the enclosed certificate(s) and/or DRS advice(s), as applicable:

Certificate Number(s) or DRS Holder Account Number (HID)	Name(s) of Registered Holders (Please fill in the name exactly as it appears on the certificate(s) or DRS advice(s))	Number of GSV Shares Represented by this certificate or DRS advice

The undersigned transmits herewith the certificate(s) or DRS advice(s), as applicable, described above for transfer upon the Arrangement becoming effective. The undersigned acknowledges receipt of the Circular and represents and warrants that the undersigned has good and sufficient authority to deposit, sell and transfer the GSV Shares represented by the enclosed certificate(s) or DRS advice(s), as applicable, (the “Deposited Shares”) and at 12:01 a.m. (Vancouver time) on the Effective Date (the “Effective Time”), Orla will acquire good title to the Deposited Shares free from all liens, charges, encumbrances, claims and equities and in accordance with the following:

IN CONNECTION WITH THE ARRANGEMENT AND FOR VALUE RECEIVED upon the terms and subject to the conditions set forth in the Circular and in this Letter of Transmittal, at the Effective Time all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, “distributions”) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them as and from the Effective Time (except for those distributions and payments under the Arrangement), and the Deposited Shares, as well as the right of the undersigned to receive any and all distributions, shall have been surrendered, assigned and transferred to Orla in exchange for the Consideration for each Deposited Share, subject to rounding as discussed above and in the Circular.

The undersigned acknowledges receipt of the Circular and represents and warrants that, as of the date hereof and as of the Effective Time:

(i)	the undersigned is, and will immediately prior to the Effective Time be, the registered holder of the Deposited Shares and owns all rights and benefits arising from the Deposited Shares;

(ii)

the undersigned has good title to the Deposited Shares free and clear of all mortgages, liens, charges, encumbrances, restrictions, security interests, equities and claims and at the Effective Time, Orla will acquire good title to the Deposited Shares free from all mortgages, liens, charges, encumbrances, restrictions, security interests, equities and claims and in accordance with the Plan of Arrangement;

(iii)	the undersigned has full power and good and sufficient authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign and transfer the Deposited Shares;

(iv)

when the aggregate Consideration to which the undersigned is entitled pursuant to the Plan of Arrangement, less any applicable withholdings, is paid, none of Orla or GSV or any affiliate or successor of such persons will be subject to any adverse claim in respect of the Deposited Shares;

(v)	all information inserted by the undersigned into this Letter of Transmittal is true, accurate and complete;

(vi)

the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares to any person other than pursuant to the Arrangement and the undersigned will not, prior to the Effective Time, transfer or permit to be transferred any Deposited Shares; and

(vii)	if the undersigned is a non-resident of Canada for the purposes of the Tax Act, the Deposited Shares are “excluded property” (as defined by subsection 116(6) of the Tax Act); and

(viii)

the delivery of the applicable Share Consideration and Cash Consideration will discharge any and all obligations of Orla, GSV and the Depositary with respect to the matters contemplated by this Letter of Transmittal and the Arrangement.

These representations and warranties will survive the completion of the Arrangement.

From and after the Effective Time, the undersigned irrevocably constitutes and appoints any officer of Orla, and any other person designated by Orla in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares purchased in connection with the Arrangement with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (a) register or record the transfer of such Deposited Shares on the registers of GSV; and (b) execute and negotiate any cheques or other instruments representing any distribution payable to or to the order of the undersigned.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares other than as set out in this Letter of Transmittal and in any proxy granted for use at the Meeting. Other than in connection with the Meeting, no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares, unless the Deposited Shares are not taken up and paid for in connection with the Arrangement.

The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be reasonably necessary to convey the Deposited Shares and distributions effectively to Orla.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall survive the death, legal incapacity, bankruptcy or insolvency of the undersigned and shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned instructs Orla and the Depositary, upon the Arrangement becoming effective, to mail any cheque representing the Cash Consideration by first class mail, postage prepaid, to hold such cheque for pick-up, of deliver funds via wire, all in accordance with the instructions given below or, if no instructions are given, to mail such cheque by first class mail, postage prepaid, in the name and to the address if any, of the undersigned as appears on the share register maintained by GSV. The undersigned authorizes and directs Computershare Investor Services Inc., upon the Arrangement becoming effective, to issue a DRS advice for any Orla Shares to which the undersigned is entitled pursuant to the Arrangement and to mail any such advice by first class mail, postage prepaid, or to hold such advice for pick-up, in accordance with the instructions given below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by GSV. In the event that a DRS advice is not available, an Orla Share certificate will be delivered to the undersigned in the same manner as a DRS advice, as described above. Should the Arrangement not proceed for any reason, the deposited certificates and DRS advices representing GSV Shares and other relevant documents shall be returned in accordance with the instructions in the preceding sentence.

BOX A	BOX B
ENTITLEMENT DELIVERY	MAIL PAYMENT TO 3rd PARTY ADDRESS*:

All cash and share entitlement payments (as applicable) will be issued and mailed to your existing registration unless otherwise stated. If you would like your cash or shares dispatched to a different address, please complete BOX B.

[   ] MAIL CHEQUE/SHARES TO ADDRESS ON RECORD (DEFAULT)

[   ] MAIL CHEQUE/SHARES TO A DIFFERENT ADDRESS (MUST COMPLETE BOX B)

[   ] HOLD CHEQUE AND/OR SHARES FOR PICKUP AT COMPUTERSHARE TORONTO OFFICE:

Computershare Investor Services Inc.
100 University Ave, 8th Floor,
Toronto ON

[   ] DELIVER FUNDS VIA WIRE* (COMPLETE BOX F AND CHECK ANOTHER ITEM IN THIS BOX A TO INDICATE HOW YOU WOULD LIKE ANY SHARES TO BE DELIVERED)

[ ] CHECK BOX IF SAME AS EXISTING REGISTRATION (DEFAULT)

(ATTENTION NAME)

(STREET NUMBER & NAME)

(CITY AND PROVINCE/STATE)

(COUNTRY AND POSTAL/ZIP CODE)

(TELEPHONE NUMBER (BUSINESS HOURS)

(SOCIAL INSURANCE/SECURITY NUMBER)

* THE PAYMENT WILL REMAIN IN THE NAME OF THE REGISTRATION

BOX C
RESIDENCY DECLARATION

ALL GSV SHAREHOLDERS ARE REQUIRED TO COMPLETE A RESIDENCY DECLARATION. FAILURE TO COMPLETE A RESIDENCY DECLARATION MAY RESULT IN A DELAY IN YOUR PAYMENT.

The undersigned represents that:

[   ] The beneficial owner of the GSV Shares deposited herewith is a U.S. Shareholder.

[   ] The beneficial owner of the GSV Shares deposited herewith is not a U.S. Shareholder.

A “U.S. Shareholder” is any GSV shareholder who either (i) has a registered account address that is located within the United States or any territory or possession thereof, or (ii) is a “U.S. person” for United States federal income tax purposes as defined in Instruction 8 below. If you are a U.S person or acting on behalf of a U.S. person, then in order to avoid backup withholding of U.S federal income tax you must provide a complete IRS Form W-9 (enclosed) below. If you are not a U.S. Shareholder as defined in (ii) above, but you provide an address that is located within the United States, you must complete an appropriate IRS Form W-8. A copy of the appropriate IRS Form W-8 is available from the Depositary upon request or from the IRS website (www.irs.gov).

BOX D
LOST CERTIFICATES

If your lost certificate(s) (the “Original(s)”) forms part of an estate or trust, or are valued at more than C$200,000.00, please contact the Depositary for additional instructions. Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

PREMIUM CALCULATION

The option to replace your certificate by completing this Box D will expire on February 1, 2023. After this date, shareholders must contact the Depositary for alternative replacement options. I enclose my certified cheque, bank draft or money order payable to Computershare Investor Services Inc.

STATEMENT OF LOST CERTIFICATES

The undersigned (solitarily, jointly and severally, if more than one) represents and agrees to the following: (i) the undersigned is (and, if applicable, the registered owner of the original(s), at the time of their death, was) the lawful and unconditional owner of the Original(s) and is entitled to the full and exclusive possession thereof; (ii) the missing certificate(s) representing the Original(s) have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (iii) a diligent search for the certificate(s) has been made and they have not been found; and (iv) the undersigned makes this Statement for the purpose of transferring or exchanging the Original(s) (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to surrender the certificate(s) representing the Original(s) for cancellation should the undersigned, at any time, find the certificate(s).

The undersigned hereby agrees, for myself and my heirs, assigns and personal representatives, in consideration of the transfer or exchange of the Original(s), to completely indemnify, protect and hold harmless Gold Standard Ventures Corp., Orla Mining Ltd. and Computershare Investor Services Inc., Aviva Insurance Company of Canada, each of their lawful successors and assigns, and any other party to the transaction (the “Obligees”), from and against all losses, costs and damages, including court costs and attorneys’ fees that they may be subject to or liable for in respect of the cancellation and/or replacement of the Original(s) and/or the certificate(s) representing the Original(s) and/ or the transfer or exchange of the Originals represented thereby, upon the transfer, exchange or issue of the Originals and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a fee of CAD $0.1086 per lost Common Share certificate is payable by the undersigned. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada.

BOX E
WIRE PAYMENT*

*PLEASE NOTE THAT THERE IS A $100 BANKING FEE ON WIRE PAYMENTS. ALTERNATIVELY, CHEQUE PAYMENTS ARE ISSUED AT NO ADDITIONAL COST

*IF WIRE DETAILS ARE INCORRECT OR INCOMPLETE, COMPUTERSHARE WILL ATTEMPT TO CONTACT YOU AND CORRECT THE ISSUE. HOWEVER, IF WE CANNOT CORRECT THE ISSUE PROMPTLY, A CHEQUE WILL BE AUTOMATICALLY ISSUED AND MAILED TO THE ADDRESS ON RECORD. NO FEES WILL BE CHARGED

Please provide email address and phone number in the event that we need to contact you for corrective measures:

EMAIL ADDRESS: ____________________________________________________ PHONE NUMBER: __________________________

** Mandatory fields

BOX F
TAX DEFERRAL ELECTION FOR ELIGIBLE HOLDERS

A beneficial owner of the GSV Shares represented by the shares listed in this Letter of Transmittal who is an Eligible Holder (as defined below) and receives Orla Shares pursuant to the Arrangement may be entitled to make a joint tax election under section 85 of the Tax Act or corresponding provisions of any applicable provincial tax legislation (each one a “Section 85 Election”) with Orla as described in the Circular, under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of GSV Shares for Cash and Orla Shares – With Section 85 Election” if (a) the box below is checked and (b) an email address is provided in the space below. Any such Eligible Holder will promptly receive a tax instruction letter providing instructions on how to make the Section 85 Election with Orla by email to the email address provided below.

[   ] Check this box if the beneficial owner of the GSV Shares represented by the shares listed in this Letter of Transmittal (a) is an “Eligible Holder” (as defined below) entitled to make a Section 85 Election with Orla, and (b) may wish to make the Section 85 Election with Orla for the Eligible Holder’s GSV Shares disposed of under the Arrangement.

Email address: ______________________________________

Neither GSV, Orla nor any successor corporation shall be responsible for the proper completion and filing of any Section 85 Election forms and, except for the obligation to sign and return any duly completed Section 85 Election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties arising as a result of the failure of an Eligible Holder to properly or timely complete and file such Section 85 Election forms in the form and manner prescribed by the Tax Act (or any applicable provincial legislation). Eligible Holders are cautioned that Orla will have no obligation, and does not intend, to make a Section 85 Election with any Eligible Holder who does not comply strictly with the procedures and timelines set out in this Letter of Transmittal and the tax instruction letter.

“Eligible Holder” means a Shareholder who is (a) a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty, holds GSV Shares as capital property and who is not exempt from tax on income under Part I of the Tax Act, or (b) not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty, whose GSV Shares constitute “taxable Canadian property” (as defined in the Tax Act) and are not “treaty-protected property” (as defined in the Tax Act), or (c) a partnership if one or more members of the partnership are described in (a) or (b).

Each Eligible Holder should consult the holder’s own tax advisor as to whether the holder should make a Section 85 Election and the procedures for doing so. It is the Eligible Holder’s responsibility to take the steps required to make a valid Section 85 Election.

SHAREHOLDER SIGNATURE(S)

Signature guaranteed by	Dated: _________________________________________________________ , 202_
(if required under Instruction 3)

Signature of Shareholder or authorized representative (see Instructions 2 and 4)

Authorized Signature
Address

Name of Guarantor (please print or type)
Name of Shareholder (please print or type)

Address of Guarantor (please print or type)
Telephone No

Name of authorized representative, if applicable (please print or type)

Form **W-9**
(Rev. October 2018)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give Form to the requester. Do not send to the IRS.

Print or type
See Specific Instructions on page 2

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification:

☐ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▶ ____________

Note. For a single-member LLC that is disregarded, do not check LLC; check the appropriate box in the line above for the tax classification of the single-member owner.

☐ Other (see instructions) ▶ ____________

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any)______

Exemption from FATCA reporting code (if any)

____

(Applies to accounts maintained outside of the U.S.)

5 Address (number, street, and apt. or suite no.)

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I **Taxpayer Identification Number (TIN)**

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN* on page 3.

Note. If the account is in more than one name, see the instructions for line 1 and the chart on page 4 for guidelines on whose number to enter.

Social security number

☐☐☐ - ☐☐ - ☐☐☐☐

or

Employer identification number

☐☐ - ☐☐☐☐☐☐☐

Part II **Certification**

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3.

Sign Here **Signature of U.S. person ▶** **Date ▶**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. Information about developments affecting Form W-9 (such as legislation enacted after we release it) is at www.irs.gov/fw9.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following:

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding? on page 2.

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),
2. Certify that you are not subject to backup withholding, or
3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and
4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is proceeds)
• Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
• Form 1099-S (proceeds from real estate transactions)
• Form 1099-K (merchant card and third party network transactions)

FATCA reporting? on page 2 for further information.

Note. If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:
• An individual who is a U.S. citizen or U.S. resident alien;
• A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;
• An estate (other than a foreign estate); or
• A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners' share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States:
• In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity,
• In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust, and
• In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.
2. The treaty article addressing the income.
3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.
4. The type and amount of income that qualifies for the exemption from tax.
5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,
2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),
3. The IRS tells the requester that you furnished an incorrect TIN,
4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or
5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See Exempt payee code on page 3 and the separate Instructions for the Requester of Form W-9 for more information.

Also see Special rules for partnerships above.

What is FATCA reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See *Exemption from FATCA reporting code* on page 3 and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.

Penalties

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; **do not** leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account, list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9.

a. **Individual.** Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note. ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. **Sole proprietor or single-member LLC.** Enter your individual appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or "doing business as" (DBA) name on line 2.

c. **Partnership, LLC that is not a single-member LLC, C Corporation, or S Corporation.** Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2.

d. **Other entities.** Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e. **Disregarded entity.** For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a "disregarded entity." See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, "Business name/disregarded entity name." If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

Line 3

Check the appropriate box in line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box in line 3.

Limited Liability Company (LLC). If the name on line 1 is an LLC treated as a partnership for U.S. federal tax purposes, check the "Limited Liability Company" box and enter "P" in the space provided. If the LLC has filed Form 8832 or 2553 to be taxed as a corporation, check the "Limited Liability Company" box and in the space provided enter "C" for C corporation or "S" for S corporation. If it is a single-member LLC that is a disregarded entity, do not check the "Limited Liability Company" box; instead check the first box in line 3 "Individual/sole proprietor or single-member LLC."

Line 4

Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space in line 4 any code(s) that may apply to you.

Exempt payee code. Generally, individuals (including sole proprietors) are not exempt from backup withholding.

- Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.
- Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.
- Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2—The United States or any of its agencies or instrumentalities

3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities

5—A corporation

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

7—A futures commission merchant registered with the Commodity Futures Trading Commission

8—A real estate investment trust

9—An entity registered at all times during the tax year under the Investment Company Act of 1940 above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication) written or printed on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G—A real estate investment trust

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I—A common trust fund as defined in section 584(a)

J—A bank as defined in section 581

K—A broker

L—A trust exempt from tax under section 664 or described in section 4947(a)(1)

M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note. You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

10—A common trust fund operated by a bank under section 584(a)
11—A financial institution
12—A middleman known in the investment community as a nominee or custodian
13—A trust exempt from tax under section 664 or described in section 4947

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on this page), enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: *A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.*

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code earlier.

Signature requirements. Complete the certification as indicated in

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account [1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner [1]
5. Sole proprietorship or disregarded entity owned by an individual	The owner [3]
6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A))	The grantor*
For this type of account:	**Give name and EIN of:**
7. Disregarded entity not owned by an individual	The owner
8. A valid trust, estate, or pension trust	Legal entity [4]
9. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11. Partnership or multi-member LLC	The partnership
12. A broker or registered nominee	The broker or nominee
13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))	The trust

Certificate of Awaiting Taxpayer Identification Number

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, up to 24% of all reportable payments made to me will be withheld.

Signature: ____________________________________

Date: ________________________________________

INSTRUCTIONS

1. Use of Letter of Transmittal

Do not send GSV Share certificate(s), DRS advice(s) or this Letter of Transmittal to GSV or Orla. If GSV Shares are forwarded separately in multiple deliveries to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each such delivery. Manually signed copies of the Letter of Transmittal will be accepted by the Depositary.

The method used to deliver this Letter of Transmittal and any accompanying certificates or DRS advices representing GSV Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. It is recommended that the necessary documentation be hand delivered to the Depositary at its office(s) specified on the last page of this Letter of Transmittal, and a receipt be obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. A shareholder whose GSV Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those GSV Shares.

2. Signatures

This Letter of Transmittal must be filled in and signed by the holder of GSV Shares described above or by such holder’s duly authorized representative (in accordance with Instruction 4).

(a)

If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s) or DRS advice(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) or advice(s) without any change whatsoever, and the certificate(s) or advice(s) need not be endorsed. If such deposited certificate(s) or advice(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s) or DRS advice(s):

(i)	such deposited certificate(s) or advice(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s);

(ii)

the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) or advice(s) and must be guaranteed as noted in Instruction 3 below; and

(iii)

in the event that any transfer tax or other taxes become payable by reason of the transfer of the deposited certificate(s) or DRS advice(s), the transferee or assignee must pay such taxes to the Depositary or must establish to the satisfaction of the Depositary that such taxes have been paid.

3. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if the payment is to be issued in the name of a person other than the registered owner of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4. Signed by a Representative

If this Letter of Transmittal is signed by a person in a representative capacity, such as (a) an executor, administrator, trustee or guardian, or (b) on behalf of a corporation, partnership, or association, then in each case such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). Either Orla or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5. Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all certificates or DRS advices for Deposited Shares, additional certificate or DRS advice numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Shares are registered in different forms (e.g. “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted.

(d)	All deposits made under this Letter of Transmittal are irrevocable and may not be withdrawn.

(e)

The Arrangement and any agreement in connection with the Arrangement will be construed in accordance with and governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

(f)	Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at any of its respective offices at the addresses listed below.

(g)

Orla reserves the right, if so elected, in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by the Depositary. The undersigned agrees that any determination made by Orla as to validity, form and eligibility and acceptance of Deposited Shares will be final and binding. There shall be no duty or obligation of Orla or the Depositary to give notice of any defect or irregularity in any deposit and no liability shall be incurred for failure to do so.

(h)	Before completing this Letter of Transmittal, you are urged to read the accompanying Circular.

6. Lost Certificates

Option #1: If a share certificate has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary. The Depositary will respond with the replacement requirements.

Option #2: Alternatively, shareholders who have lost, stolen, or destroyed their certificate(s) may participate in Computershare’s blanket bond program 35900-16 by completing BOX D above, and submitting the applicable certified cheque or money order made payable to Computershare Investor Services Inc by February 1, 2023.

7. Return of Certificates

If the Arrangement does not proceed for any reason, any certificate(s) or DRS advice(s) representing GSV Shares received by the Depositary will be returned to you forthwith in accordance with your delivery instructions in Box A or Box B, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register maintained by or on behalf of GSV.

8. Form W-9 — U.S. Shareholders

In order to avoid “backup withholding” of United States federal income tax on payments made on the GSV Shares, a Shareholder that is a U.S. holder (as defined below) must generally provide the person’s correct taxpayer identification number (“TIN”) on the IRS Form W-9 above and certify, under penalties of perjury, that such number is correct, that such Shareholder is not subject to backup withholding, and that such Shareholder is a U.S. person (including a U.S. resident alien). If the correct TIN is not provided or if any other information is not correctly provided, payments made with respect to the GSV Shares may be subject to backup withholding of 24%. For the purposes of this Letter of Transmittal, a “U.S. person”, for United States federal income tax purposes, is (a) a citizen or resident of the United States, (b) a corporation, or other entity classified as a corporation for United States federal income tax purposes, that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia, (c) an estate if the income of such estate is subject to United States federal income tax regardless of the source of such income, (d) a trust if (i) such trust has validly elected to be treated as a

U.S. person for United States federal income tax purposes or (ii) a United States court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (e) a partnership, limited liability company or other entity classified as a partnership for United States tax purposes that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia. A “U.S. holder” is a “U.S. person” that is a beneficial owner of GSV Shares.

Backup withholding is not an additional United States income tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the IRS.

Certain persons (including, among others, corporations, certain “not-for-profit” organizations, and certain non-U.S. persons) are not subject to backup withholding. A U.S. holder should consult his or her tax advisor as to the shareholder’s qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

The TIN for an individual United States citizen or resident is the individual’s social security number.

If a U.S. holder has not been issued a TIN, the U.S. holder should apply for one following the instructions to Part 1 of the IRS Form W-9 and complete the form by writing “Applied For” in the space for the TIN in Part 1 of the IRS Form W-9. Such U.S. holder must also complete the Certificate of Awaiting Taxpayer Identification Number (enclosed) in order to avoid backup withholding. If a U.S. holder completes the Certificate of Awaiting Taxpayer Identification Number but does not provide a TIN to the Depositary within 60 days, such U.S. holder will be subject to backup withholding at a rate of 24% until a TIN is provided.

Failure to furnish TIN — If you fail to furnish your correct TIN, you are subject to a penalty of U.S.$50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Non-U.S. holders receiving payments in the U.S. should return a completed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, a copy of which is available from the Depositary upon request or from the IRS website (www.irs.gov).

9. Currency, No Interest and Withholding

All cash payments will be denominated in Canadian dollars.

It is understood that under no circumstances will interest accrue or be paid on the Consideration payable in respect of the Deposited Shares in connection with the Arrangement.

The undersigned acknowledges that Orla, GSV, the Depositary, and any other person, as applicable, shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to the undersigned pursuant to the Arrangement and from any dividends or other distributions otherwise payable to the undersigned such amounts as Orla, GSV or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code, as amended, or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of the Arrangement as having been paid to the undersigned, provided that such deducted and withheld amounts are actually remitted to the appropriate taxing authority. Each of Orla, GSV, the Depositary or any other person that makes a payment under the Arrangement, as applicable, is hereby authorized to sell or otherwise dispose, on behalf of the undersigned, such portion of GSV Shares, Orla Shares or other security otherwise deliverable to such person under the Arrangement, as is necessary to provide sufficient funds (after deducting commissions payable and other costs and expenses) to Orla, GSV, the Depositary or such other person, as the case may be, to enable it to comply with any deduction or withholding permitted or required, and shall remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and any amount remaining following the sale, deduction or withholding and remittance shall be paid to the undersigned as soon as reasonably practicable.

10. Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you-from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, contact details (such as residential address, correspondence address, email address), social insurance number, survey responses, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. Computershare may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Where we share your personal information with other companies to provide services to you, we ensure they have adequate safeguards to protect your personal information. We also ensure the protection of rights of data subjects under the General Data Protection Regulation, where applicable. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, www.computershare.com, or by writing to us at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Hand or by Courier

100 University Avenue, 8th Floor, North Tower
Toronto, Ontario
M5J 2Y1

By Mail

P.O. Box 7021
31 Adelaide St E
Toronto, ON M5C 3H2
Attention: Corporate Actions

For Inquiries Only

Toll Free: 1-800-564-6253 (within North America)
1-514-982-7555 (International)
E-Mail: corporateactions@computershare.com